

Mail Stop 3561

September 8, 2017

Donald Tremblay
Chief Financial Officer
TransAlta Corporation
110-12th Avenue S.W.
Box 1900, Station M
Calgary, Alberta, Canada, T2P 2M1

> **Re: TransAlta Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2016**
> **Filed March 3, 2017**
> **File No. 1-15214**

Dear Mr. Tremblay:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Note 8. Net Other Operating (Income) loss, page F36

A Mississauga Cogeneration Facility Contract

1. Please describe the details of the one-time discounted revenue amount which led to the gain recognition in December 2016. Please include a discussion of the terms of the terminated and new contracts, as applicable, and reference to the IFRS guidance used for the accounting treatment.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comment. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products